EXHIBIT 16.1

September 10, 2004

Re: Nova BioGenetics, Inc.

To Whom It May Concern:

Bouwhuis, Morrill & Company, LLC was engaged as Nova BioGenetics, Inc.'s (Registrant) Independent Registered Public Accounting Firm on August 31, 2004.

Prior to our appointment as Registrant's Independent Registered Public Accounting Firm, neither the Registrant nor anyone on its behalf has consulted with Bouwhuis, Morrill & Company, LLC regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements, nor has Bouwhuis, Morrill & Company, LLC provided to the Registrant a written report or oral advice regarding such principles or audit opinion.

Sincerely,


/s/ Bouwhuis, Morrill & Company

Bouwhuis, Morrill & Company, LLC